

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2022

Chris Strain
Chief Financial Officer
Heartland Express, Inc.
901 Heartland Way
North Liberty, Iowa 52317

      Re: Heartland Express, Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed April 1, 2022
           File No. 000-15087

Dear Chris Strain:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Disclosure Review Program